August 14, 2006

Mr. Kevin Vaughn
Ms. Margaret Fitzgerald
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	NewAlliance Bancshares, Inc.
Annual Report on Form 10-K for the fiscal year ended December 31, 2005
Filed February 28, 2006
Commission File No. 001-32007

Dear Mr. Vaughn and Ms. Fitzgerald:

We have reviewed the subsequent comments on the NewAlliance Bancshares, Inc. (the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2005 provided to Peyton R. Patterson, the Chairman, President and Chief Executive Officer of NewAlliance, in your letter dated July 17, 2006. We appreciate your consideration of our original responses in our previous communications and respectfully submit additional responses that correspond with the sequential numbering of the comments and headings in the July 17, 2006 letter.

Selected Financial Data, page 21

1.
We note your response to prior comment 1. Please revise to remove all non-GAAP per share presentations and clearly label all non-GAAP information as “non-GAAP.” Refer to Question 11 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures on our website.

Response:

We propose to revise the 2005 Form 10-K as requested.

Investment Securities, page 54

2.	Please address the following regarding your response to prior comment 3:

•
Please tell us how you have considered the extent of your ownership in First New England Capital, LP in relation to the ownership of the other partners in concluding that your investment should be accounted for under the cost method. Refer to paragraph 17 of APB 18.

	•	Please provide us with your complete analysis of each of the criteria set forth in paragraph 4 of FIN 35 for each of your partnerships.

Mr. Kevin Vaughn
Ms. Margaret Fitzgerald
August 14, 2006

•
For each partnership, tell us in detail how you arrived at your conclusion that you do not have any significant influence over the investment, and how you were able to overcome the presumption of influence supported by your ownership percentage.

3.	Please address the following separately for each of your investments in limited partnerships 2-4 as identified in your response to prior comment 3:

	•	Tell us the nature and duties of the advisory committees.

	•	Tell us the voting basis and decision-making capabilities of the advisory committees.

	•	Tell us how you became a member of the advisory committees. Specify any minimum ownership requirements, and tell us whether all partners are members of the advisory committee.

	•	Tell us whether you receive any financial or operating information as a committee member that non-member partners do not receive or receive at a later date.

Response:

First New England Capital LP:

Background

We initially invested in this partnership in 1987. This partnership primarily invests in mezzanine and equity interests of various companies. The partnership is a Small Business Investment Company privately managed by a corporate general partner, FINEC Corp. We hold a limited partnership interest of 29.6%. Our role in the partnership is strictly as a passive investor.

The management of the partnership is governed by the partnership agreement that provides the general partner with total control of all business, operational and financial decisions.

Discussion

We have concluded that we do not have any significant influence over either the general partner or the limited partnership and therefore account for our investment under the cost method of accounting. In making this determination we considered the following guidance:

•	APB 18: The Equity Method of Accounting for Investments in Common Stock (“APB 18”)
•	FIN 35: Criteria for Applying the Equity Method of Accounting for Investments in Common Stock (“FIN 35”)
•
EITF No. 04-5: Determining Whether a General Partner Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights and EITF No. 96-16: Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights

Mr. Kevin Vaughn
Ms. Margaret Fitzgerald
August 14, 2006

It is important to note that EITF D-46: Accounting for Limited Partnership Investments is not applicable because it only applies to investments made after May 18, 1995. Also, because EITF D-46: Accounting for Limited Partnership Investments is not applicable, AICPA SOP 78-9, Accounting for Investments in Real Estate Ventures is also not applicable.

APB 18 Analysis

Point in Paragraph 17	Management’s Response	Indication of Influence

1. Extent of Ownership by an Investor in Relation to the Concentration of Other Shareholdings
We own 29.6% of the partnership. There are three other limited partners whose percentage ownership interests range from 17% to 27%. No limited partner has an investment significantly higher than another that would make a limited partner dominant in decision making, if the limited partners had any decision making power. Our ownership interest does not provide us with control or the ability to veto any decisions of the general partner.
No indication of significant influence
2. Representation on Board of Directors	First New England Capital LP is not managed by a board of directors. The general partner manages all aspects of the partnership.	No indication of significant influence
3. Participation in policy making decisions
Critical policy making decisions include:

• capital calls,
• investment decisions,
• critical accounting policies and estimates,
• timing and amount of distributions,
• liquidation of the partnership, and
• replacing the investment advisor.

The partnership agreement states that “management and control of the Partnership and its business and affairs shall rest exclusively with the General Partner.” Furthermore, the partnership agreement specifically prohibits limited partners from taking part in, or interfering in any manner with, the business of the partnership.

• Capital calls and investment decisions are at the sole discretion of the general partner.
No indication of significant influence

Mr. Kevin Vaughn
Ms. Margaret Fitzgerald
August 14, 2006

Point in Paragraph 17	Management's Response	Indication of Influence

• The only critical accounting policy and estimate is the valuation of investments. The partnership invests only in privately held companies whose securities are not publicly actively traded. The general partner/investment advisor employs various valuation techniques to value the investments. Pursuant to the partnership agreement, the limited partners do not have the authority to influence the valuations.

• Limited partners do not have the authority to liquidate the partnership.

• Replacing the investment advisor - The investment advisor is an entity related to the general partner. Pursuant to the partnership agreement, we do not have the ability to replace the investment advisor.

4. Material Intercompany Transactions	There have not been any intercompany transactions between NewAlliance and First New England Capital LP.	No indication of significant influence
5. Interchange of Managerial Personnel	There have not been any dual employees and no employees have ever worked for both NewAlliance and the partnership.	No indication of significant influence
6. Technology Dependency	Neither NewAlliance nor the partnership is dependent on each other for technology. Both companies have completely separate information systems.	No indication of significant influence
7. Ownership of 20% or more of Voting Stock
Although our partnership ownership interest exceeds 20%, we do not having any voting rights as defined by paragraph 17 of APB 18. Paragraph 17 of APB 18 acknowledges that an investment of 20% or more leads to the presumption of the ability to exert significant influence “…in the absence of evidence to the contrary….” We believe there exists sufficient evidence to the contrary as described above and as discussed in the FIN 35 analysis.
No indication of significant influence

Mr. Kevin Vaughn
Ms. Margaret Fitzgerald
August 14, 2006

Paragraph 17 of APB 18 cites examples, as outlined in the table, that could indicate the ability to exert significant influence over a partnership. We have addressed each example and because our ownership percentage is similar to the other limited partners, a board of directors does not exist (and we are prohibited from participating in the management of the partnership), we do not participate in policy making decisions, we have not engaged in intercompany transactions with the partnership outside of our investment, we do not have common employees, and we do not depend on each other for technology services or support, we conclude that, pursuant to APB 18, we do not have the ability to exert significant influence over this partnership.

FIN 35 Analysis

We have reviewed the examples within FIN 35, “Criteria for Applying the Equity Method of Accounting for Investments in Common Stock,” to analyze whether we may be unable to exert significant influence over the operating and financial policies by virtue of these examples:

•
Opposition by the Investee. Under the limited partnership agreement, we do not have the authority to influence, directly or indirectly, the general partner with respect to the management, operations and financial policies of the partnership, and we have never attempted to do so.

•
Agreement to surrender significant rights as a shareholder. The limited partnership agreement significantly restricts the rights of the limited partner investors in the partnership. The limited partners essentially do not have voting rights and have comparatively fewer rights than a holder of common stock in a corporation. Although stand-still agreements are not customary in investment limited partnerships, the limited partnership agreement contains restrictions on the ability of the limited partners to transfer their ownership interests, including a requirement to obtain the consent of the general partner. However, similar to a corporation, the withdrawal of a limited partner will cause the percentage ownership of all remaining limited partners to increase.

•
Concentration of majority ownership. In accordance with paragraph 17 of APB 18, we do not hold a dominant ownership interest in this partnership. There are three other limited partners whose ownership percentages are similar to ours. We do not have any relationships with the other limited partners except for arms’ length commercial transactions. There is no concentration of ownership with respect to the other three limited partners.

•
Ability to obtain financial information to apply the equity method. We cannot obtain, on a timely basis, appropriate partner-specific financial information in order to apply the equity method of accounting. Most often this information is received at least 60 to 90 days after a quarter or fiscal year-end. If we were to account for our investment using the equity method, we would be unable to effect valuation changes in the proper quarter.

Mr. Kevin Vaughn
Ms. Margaret Fitzgerald
August 14, 2006

•
Representation on the investees’ board of directors. The limited partnership is managed by a corporate general partner. The limited partners are prohibited from participating in the management or operation of the limited partnership. We do not have a director on the board of directors of the corporate general partner, we are not a stockholder of that entity, and we do not have a business relationship with the entity.

Because we cannot obtain financial information in sufficient time to properly apply the equity method of accounting, because we are prohibited from participating in the management of the partnership, and because there are restrictions on our rights we believe that, pursuant to FIN 35, paragraph 4, we are unable to exert significant influence over either the general partner or the limited partnership. Furthermore, FIN 35, paragraph 4, notes that the factors discussed above are not all-inclusive. We have relied upon the following additional facts in exercising our judgment under APB 18 and FIN 35 to reinforce our conclusion that we do not have the ability to exert significant influence over either the general partner or the limited partnership.

•	We are unable to select, terminate, or set the compensation of management or any other personnel of the partnership;
•	We do not have any authority over the purchase and sale of partnership investments, including the timing of any such transactions;
•	We do not have any authority over any capital decisions of the partnership or the timing or amount of any distribution;
•	We do not receive advance notice of partnership distributions and generally only become aware of distributions only when we receive a check;
•	We do not participate in any decisions to call capital, and we generally receive only a few days prior notice of capital calls;
•	We are unable to obtain timely estimated Form K-1 equivalent information on a quarterly or yearly basis; and
•	We are unable to obtain timely state tax apportionment information for tax accrual purposes.

EITF No. 04-5 and EITF No. 96-16 Analysis:

We have also considered the guidance in EITF No. 04-5 and EITF No. 96-16 regarding the examples of substantive participating rights that would indicate that a limited partner has control over a partnership. Examples within EITF No. 04-5 include “[s]electing, terminating, and setting the compensation of management responsible for implementing the limited partnership’s policies and procedures” and “[e]stablishing operating and capital decisions of the limited partnership, including budgets, in the ordinary course of business.” We are prohibited from participating in any of these activities under the limited partnership agreement. The lack of substantive participating rights further reinforces the conclusion that we do not have the ability to exert significant influence over either the general partner or the limited partnership.

Mr. Kevin Vaughn
Ms. Margaret Fitzgerald
August 14, 2006

Conclusion

Within this industry, the lack of advance notice of capital calls and distributions typically indicates a lack of involvement with, and control over, an investment partnership. Although our ownership percentage may give rise to a presumption of influence in accordance with APB 18, we believe there is no indication of significant influence in accordance with the language of paragraph 17. We also believe that there are compelling factors addressed in our FIN 35 analysis that demonstrate that we have no significant influence over First New England Capital LP. As discussed above, we do not have the ability to exert significant influence over either the general partner or the limited partnership and, accordingly, the cost method of accounting is appropriate.

First New England Capital II, LP

Background

We initially invested in this partnership in 1998. This partnership primarily invests in mezzanine and equity interests of various privately held companies. The partnership is a Small Business Investment Company privately managed by a corporate general partner, FINEC Corp. We hold a limited partnership interest of 5.65%, and our role in the partnership is strictly as a passive investor.

The management of the partnership is governed by the partnership agreement that provides the general partner with total control of all business, operational and financial decisions.

Discussion

We have concluded that we do not have any influence over either the general partner or the limited partnership and therefore account for the investment under the cost method of accounting. In making this determination we considered the following guidance:

•	EITF D-46: Accounting for Limited Partnership Investments and AICPA SOP 78-9: Accounting for Investments in Real Estate Ventures
•	FSP SOP 78-9-1: Interaction of ACIPA SOP 78-9 and EITF Issue No. 04-5
•	FIN 35: Criteria for Applying the Equity Method of Accounting for Investments in Common Stock (FIN 35)
•
EITF No. 04-5: Determining Whether a General Partner Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights and EITF No. 96-16: Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights

EITF D-46/ SOP 78-9 Analysis:

EITF D-46 provides that the SEC staff views investments of more than 3% to 5% to be more than minor and applies the provisions of SOP 78-9 to all partnership investments made after May 15,

Mr. Kevin Vaughn
Ms. Margaret Fitzgerald
August 14, 2006

1995. SOP 78-9 provides that

“a limited partner's interest may be so minor that the limited partner may have virtually no influence over partnership operating and financial policies. Such a limited partner is, in substance, in the same position with respect to the investment as an investor that owns a minor common stock interest in a corporation, and, accordingly, accounting for the investment using the cost method may be appropriate.”

We believe that our position in this partnership is materially less than that of an investor that owns a minor common stock interest in a corporation and, therefore, the cost method of accounting is appropriate. Generally, a shareholder of a corporation has the right to vote on shareholder matters, attend shareholder meetings and to vote for members of the board of directors. We do not have any voting rights arising from our investment in this partnership and we are prohibited by the partnership agreement from participating in the operations, financial policies, and affairs of management. Although the partnership is managed by a general partner instead of a board of directors, we do not have any rights to select directors of the corporate general partner. We are entitled to receive our pro rata share of profit and losses resulting from partnership operations but, as passive investors, we do not have any ability to participate in their allocation . These limited rights demonstrate that we have essentially no influence over the partnership. Moreover, these limited rights are insufficient to overcome the presumption of control by the general partner in the limited partnership. See our analysis pursuant to EITF No. 04-5 regarding presumption of control.

FIN 35 Analysis:

We have reviewed the examples within FIN 35, “Criteria for Applying the Equity Method of Accounting for Investments in Common Stock,” to analyze whether we may be unable to exert significant influence over the operating and financial policies by virtue of these examples:

•
Opposition by the Investee. Under the limited partnership agreement, we do not have the authority to influence, directly or indirectly, the general partner with respect to the management, operations and financial policies of the partnership, and we have never attempted to do so.

•
Agreement to surrender significant rights as a shareholder. The limited partnership agreement significantly restricts the rights of the limited partner investors in the partnership. The limited partners essentially do not have voting rights and have comparatively fewer rights than a holder of common stock in a corporation. Although stand-still agreements are not customary in investment limited partnerships, the limited partnership agreement contains restrictions on the ability of the limited partners to transfer their ownership interests, including a requirement to obtain the consent of the general partner. However, similar to a corporation, the withdrawal of a limited partner will cause the percentage ownership of all remaining limited partners to increase.

Mr. Kevin Vaughn
Ms. Margaret Fitzgerald
August 14, 2006

•	Concentration of majority ownership. There are many other smaller and larger limited partners in this partnership. To our knowledge, there is no concentration of majority ownership.

•
Ability to obtain financial information to apply the equity method. We cannot obtain, on a timely basis, appropriate partner-specific financial information in order to apply the equity method of accounting. Most often this information is received at least 60 to 90 days after a quarter or fiscal year-end. If we were to account for our investment using the equity method, we would be unable to effect valuation changes in the proper quarter.

•
Representation on the investees’ board of directors. The limited partnership is managed by a corporate general partner. The committee contemplated in the limited partnership agreement (discussed separately below) is not a replacement or substitute for a “board of directors.” The limited partners are prohibited from participating in the management or operation of the limited partnership. We do not have a director on the board of directors of the corporate general partner, we are not a stockholder of that entity, and we do not have a business relationship with the entity.

Because we cannot obtain financial information in sufficient time to properly apply the equity method of accounting, because we are prohibited from participating in the management of the partnership, and because there are restrictions on our rights, we believe that, pursuant to FIN 35, paragraph 4, we are unable to exert significant influence over either the general partner or the limited partnership. Furthermore, FIN 35, paragraph 4, notes that the factors discussed above are not all-inclusive. We have relied upon the following additional facts to reinforce our conclusion that we do not have the ability to exert significant influence over either the general partner or the limited partnership.

•	As indicated previously, we are unable to select, terminate, or set the compensation of management or any other personnel of the partnership;
•	We do not have any authority over the purchase and sale of partnership investments, including the timing of any such transactions;
•	We do not have any authority over any capital decisions of the partnership or the timing or amount of any distribution;
•	We do not receive advance notice of partnership distributions and generally only become aware of distributions only when we receive a check;
•	We do not participate in any decisions to call capital and we generally receive only a few days prior notice of capital calls;
•	We are unable to obtain timely estimated Form K-1 equivalent information on a quarterly or yearly basis; and
•	We are unable to obtain timely state tax apportionment information for tax accrual purposes.

Mr. Kevin Vaughn
Ms. Margaret Fitzgerald
August 14, 2006

EITF No. 04-5/ EITF No. 96-16 Analysis:

FSP SOP 78-9-1 amends portions of SOP 78-9 and specifically provides that the “guidance in EITF Issue No. 04-5 should be used to determine whether the rights of the limited partners overcome the presumption of control by the general partners.” This guidance does not address the application of the equity or cost method of accounting, but rather who controls a limited partnership. Although the guidance under EITF 04-5 does not directly apply to determining influence for accounting purposes, any indications of control could represent the ability to influence the partnership.

Guidance	Management’s Response	Indication of Influence

Par. 6 - 9, EITF 04-5: Substantive kick-out rights
Paragraph 6 provides “[i]f the limited partners have…the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partners without cause…the general partners do not control the limited partnership.”

Pursuant to the partnership agreement, the limited partners have the right to remove the general partner, however there are significant barriers to exercising this right. The agreement requires either a determination in arbitration finding that the general partner committed fraud or a material breach of its obligations or a judgment of a court that the general partner violated federal or state securities laws (or an admission by the general partner that it violated such laws).

The partnership agreement provides that the limited partners have the ability to dissolve the partnership only if the general partner withdraws or is removed for cause, or if the principal officers neglect the partnership (and therefore the investments of the limited partners).

We believe these rights are not substantive in accordance with the guidance in EITF 04-5.
No substantive kick-out rights and therefore no control/influence
Par. 6 & 16, EITF 04-5: Substantive Participating Rights	Substantive Participating Rights include: selecting, terminating, and setting the compensation of management responsible for implementing the limited partnership’s policies and procedures, and	No indication of Substantive Participating Rights therefore no control/influence

Mr. Kevin Vaughn
Ms. Margaret Fitzgerald
August 14, 2006

Guidance	Management’s Response	Indication of Influence

  establishing operating and capital decisions of the limited partnership, including budgets, in the ordinary course of business.
a. Pursuant to the limited partnership agreement, we do not have any authority to approve or block any actions proposed by the general partner. We do not participate in selecting and terminating partnership management/personnel, nor do we participate in setting management compensation.

b. Pursuant to limited partnership agreement, we do not have any authority to initiate, approve or block any actions by the general partner with respect to operating and capital decisions of the limited partnership.

Par. 19 of EITF 04-5: Other factors in evaluating Substantive Participating Rights
Factors to consider in evaluating substantive participating rights include:

• limited partnership agreement provisions,
• relationships between the general partner and the limited partners,
• insignificant activity participation,
• participation in significant decisions in the ordinary course of business, and
• the right of the general partner to buy-out limited partners.

a. The limited partnership agreement specifically states that “[t]he management and operation of the Partnership and its business and affairs shall be…vested solely in the General Partner.” The agreement also expressly provides that “the General Partner shall have the power and authority…to do all things which, in its sole discretion, it deems necessary, advisable or appropriate…” Finally, the agreement expressly prohibits the limited partners from participating in or control over the management of the partnership.

No indication of Substantive Participating Rights therefore no control/influence

Mr. Kevin Vaughn
Ms. Margaret Fitzgerald
August 14, 2006

Guidance	Management’s Response	Indication of Influence

b. The General Partner is a corporation unrelated to NewAlliance.

c. and d. We have not participated in any insignificant activity or significant activity of the partnership and we do not have any rights to participate in such activities.

e. The partnership agreement does not provide the general partner with a specific right to buy-out the interest of a limited partner.

Advisory Committee Authority Analysis:

SEC Comment #3	Management’s Response	Indication of Influence

Tell us the nature and duties of the advisory committees.
The advisory committee only allows the limited partners to become informed of, not manage, certain of the corporate general partner’s activities. The partnership agreement specifically prohibits the limited partners and the members of the advisory committee from participating in the management and operation of the partnership. The advisory committee allows the limited partner to have an opportunity to gain additional investment information including the reasons underlying a valuation adjustment.
No indication of influence

Mr. Kevin Vaughn
Ms. Margaret Fitzgerald
August 14, 2006

SEC Comment #3	Management’s Response	Indication of Influence

Tell us the voting basis and decision-making capabilities of the advisory committees.
The advisory committee’s authority is limited to approving or disapproving limited partner conflict of interest transactions, although in the history of the partnership, this authority has never been exercised. This authority alone does not suggest the ability to influence the partnership. The committee does not take any action with respect to partnership operations and does not provide any advice.
No indication of influence
Tell us how you became a member of the advisory committees. Specify any minimum ownership requirements, and tell us whether all partners are members of the advisory committee.
Membership on the advisory committee is limited to the 10 (out of 16) limited partners with funding commitments of at least $1 million. Several of these limited partners have larger ownership interests than NewAlliance.

No indication of Influence
Tell us whether you receive any financial or operating information as a committee member that non-member partners do not receive or receive at a later date.
A presentation package is provided to the committee members prior to the semi-annual meetings. The package contains information that is also delivered to all non-member limited partners as part of the standard financial reporting package.

No indication of Influence

Conclusion

Within this industry, the mere lack of advance notice of capital calls and distributions typically indicates a lack of involvement with and control over a partnership. Although our ownership percentage may indicate that our interest is “more than minor” as described in EITF D-46, our analyses under FIN 35, SOP 78-9, and EITF 04-5 demonstrate that we do not control and cannot influence the partnership. We maintain that although our interest exceeds the percentage threshold set forth in EITF D-46, our interest is not “more than minor” within the guidance of SOP 78-9 and FIN 35. We do not have significant influence over the operations and financial policies of this partnership and, as a result, the cost method of accounting is appropriate.

Mr. Kevin Vaughn
Ms. Margaret Fitzgerald
August 14, 2006

Ironbridge, LP

Background

We initially invested in this partnership in 2001. This partnership primarily invests in debt and equity securities of U.S. companies. The partnership is a Small Business Investment Company privately managed by a general partner, Ironwood Mezzanine Management LLC. We are one of 14 limited partners in this partnership and hold a limited partnership interest of 7.21%. Our role in the partnership is strictly as a passive investor.

The management of the partnership is governed by the partnership agreement that provides the general partner with total control of all business, operational and financial decisions.

Discussion

We have concluded that we do not have any influence over this investment and therefore account for the investment under the cost method of accounting. In making this determination we considered the following guidance:

•	EITF D-46: Accounting for Limited Partnership Investments and AICPA SOP 78-9: Accounting for Investments in Real Estate Ventures
•	FSP SOP 78-9-1: Interaction of ACIPA SOP 78-9 and EITF Issue No. 04-5
•	FIN 35: Criteria for Applying the Equity Method of Accounting for Investments in Common Stock (“FIN 35”)
•
EITF No. 04-5: Determining Whether a General Partner Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights and EITF No. 96-16: Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights

EITF D-46/ SOP 78-9 Analysis:

EITF D-46 provides that the SEC staff views investments of more than 3% to 5% to be more than minor and applies the provisions of SOP 78-9 to all partnership investments made after May 15, 1995. SOP 78-9 provides that

“a limited partner's interest may be so minor that the limited partner may have virtually no influence over partnership operating and financial policies. Such a limited partner is, in substance, in the same position with respect to the investment as an investor that owns a minor common stock interest in a corporation, and, accordingly, accounting for the investment using the cost method may be appropriate.”

Mr. Kevin Vaughn
Ms. Margaret Fitzgerald
August 14, 2006

We believe that our position in this partnership is materially less than that of an investor that owns a minor common stock interest in a corporation and, therefore, the cost method of accounting is appropriate. Generally, a shareholder of a corporation has the right to vote on shareholder matters, attend shareholder meetings and to vote for members of the board of directors. We do not have any voting rights arising from our investment in this partnership and we are prohibited by the partnership agreement from participating in the operations, financial policies, and affairs of management. Although the partnership is managed by a general partner instead of a board of directors, we do not have any rights to select directors of the corporate general partner. We are entitled to receive our pro rata share of profit and losses resulting from partnership operations but, as passive investors, we do not have any ability to participate in their allocation . These limited rights demonstrate that we have essentially no influence over the partnership. Moreover, these limited rights are insufficient to overcome the presumption of control by the general partner in the limited partnership. See our analysis pursuant to EITF No. 04-5 regarding presumption of control.

FIN 35 Analysis:

We have reviewed the examples within FIN 35, Criteria for Applying the Equity Method of Accounting for Investments in Common Stock, to analyze whether we may be unable to exert significant influence over the operating and financial policies by virtue of these examples:

•
Opposition by the Investee. Under the limited partnership agreement, we do not have the authority to influence, directly or indirectly, the general partner with respect to the management, operations and financial policies of the partnership, and we have never attempted to do so.

•
Agreement to surrender significant rights as a shareholder. The limited partnership agreement significantly restricts the rights of the limited partner investors in the partnership. The limited partners essentially do not have voting rights and have comparatively fewer rights than a holder of common stock in a corporation. Although stand-still agreements are not customary in investment limited partnerships, the limited partnership agreement contains restrictions on the ability of the limited partners to transfer their ownership interests, including a requirement to obtain the consent of the general partner. However, similar to a corporation, the withdrawal of a limited partner will cause the percentage ownership of all remaining limited partners to increase.

•	Concentration of Majority Ownership. There are many other smaller and larger limited partners in this partnership. To our knowledge, there is no concentration of majority ownership.

•
Ability to obtain financial information to apply the equity method. We cannot obtain, on a timely basis, appropriate partner-specific financial information in order to apply the equity method of accounting. Most often this information is received at least 60 to 90 days after a quarter or fiscal year-end. If we were to account for our investment using the equity method, we would be unable to effect valuation changes in the proper quarter.

Mr. Kevin Vaughn
Ms. Margaret Fitzgerald
August 14, 2006

•
Representation on the investees’ board of directors. The limited partnership is managed by a corporate general partner. The committee contemplated in the limited partnership agreement (discussed separately below) is not a replacement or substitute for a “board of directors.” The limited partners are prohibited from participating in the management or operation of the limited partnership. We do not have a director on the board of directors of the corporate general partner, we are not a stockholder of that entity, and we do not have a business relationship with the entity. under the Small Business

Because we cannot obtain financial information in sufficient time to properly apply the equity method of accounting, because we do not have a representative on a “board of directors,” and because there are restrictions on our rights, we believe that these are indications pursuant to FIN 35, paragraph 4, that we are unable to exert significant influence. Furthermore, FIN 35, paragraph 4, notes that the factors discussed above are not all-inclusive. We have relied upon the following additional facts to reinforce our conclusion that we do not have the ability to exert significant influence over either the general partner or the limited partnership.

•	As indicated previously, we are unable to select, terminate, or set the compensation of management or any other personnel of the partnership;
•	We do not have any authority over the purchase and sale of partnership investments, including the timing of any such transactions;
•	We do not have any authority over any capital decisions of the partnership or the timing or amount of any distribution;
•	We do not receive advance notice of partnership distributions and generally only become aware of distributions only when we receive a check;
•	We do not participate in any decisions to call capital and we generally receive only a few days prior notice of capital calls;
•	We are unable to obtain timely estimated Form K-1 equivalent information on a quarterly or yearly basis; and
•	We are unable to obtain timely state tax apportionment information for tax accrual purposes.

EITF No. 04-5/ EITF No. 96-16 Analysis:

FSP SOP 78-9-1 amends portions of SOP 78-9 and specifically provides that the “guidance in EITF Issue No. 04-5 should be used to determine whether the rights of the limited partners overcome the presumption of control by the general partners.” This guidance does not address the application of the equity or cost method of accounting, but rather who controls a limited partnership. Although the guidance under EITF 04-5 does not directly apply to determining influence for accounting purposes, any indications of control could represent the ability to influence the partnership.

Mr. Kevin Vaughn
Ms. Margaret Fitzgerald
August 14, 2006

Guidance	Management’s Response	Indication of Influence

Par. 6 - 9, EITF 04-5: Substantive kick-out rights
Paragraph 6 provides that “[i]f the limited partners have . . . the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partners without cause . . . the general partners do not control the limited partnership.” However, pursuant to paragraph 6, a vote in excess of a simple majority is nonsubstantive if the smallest possible combination of partners that represents at least a simple majority of the limited partners voting interests cannot remove the general partner.

Pursuant to the partnership agreement, a limited partner has no rights to dissolve or liquidate the partnership. The general partner must agree to withdraw if 66.66% limited partner interests request the withdrawal, however the withdrawal will not cause the dissolution of the partnership. Because there are various limited partners with small percentage interests, the smallest possible combination of partners representing a simple majority voting interest does not meet the 66.66% approval requirement to remove the general partner. Hence there are no substantive kick-out rights.
No substantive kick-out rights and therefore no indication of control/influence
Par. 6 & 16, EITF 04-5: Substantive Participating Rights
Substantive Participating Rights include:
  selecting, terminating, and setting the compensation of management responsible for implementing the limited partnership’s policies and procedures, and establishing operating and capital decisions of the limited partnership, including budgets, in the ordinary course of business.
a. Pursuant to the limited partnership agreement, we do not have any authority to approve or block any actions proposed by the general partner. We do not have participation in the selecting and terminating of partnership management/personnel, nor do we have participation in setting compensation of management.
No indication of Substantive Participating Rights therefore no control/influence

Mr. Kevin Vaughn
Ms. Margaret Fitzgerald
August 14, 2006

Guidance	Management’s Response	Indication of Influence

b. Pursuant to the limited partnership agreement, we do not have any authority to initiate, approve or block any actions by the general partner with respect to operating and capital decisions of the limited partnership.

Par. 19 of EITF 04-5: Other factors in evaluating Substantive Participating Rights
Factors to consider in evaluating substantive participating rights include:

 • limited partnership agreement provisions,

 • the relationship between the general partner and the limited partners,

 • insignificant activity participation,

 • participation in significant decisions in the ordinary course of business, and

 • the right of the general partner buy-out a limited partner.

a. The limited partnership agreement specifically states that “[t]he management and operation of the Partnership and the formulation of investment policy is vested exclusively in the General Partner.” The agreement also expressly provides that “[t]he Private Limited Partners will take no part in the control of the business of the Partnership, and the Private Limited Partners will not have any authority to act for or on behalf of the Partnership” All actions of the general partner bind the partnership.

b. The general partner is a corporation unrelated entity to NewAlliance.

c. and d. We do not participate in insignificant activity or significant activity of the partnership and we do not have the right to participate in such activities.

e. The general partner does not have the right to buy-out our limited partnership interest.
No indication of Substantive Participating Rights therefore no control/influence

Mr. Kevin Vaughn
Ms. Margaret Fitzgerald
August 14, 2006

Advisory Committee Authority Analysis:

SEC Comment #3	Management’s Response	Indication of Influence

Tell us the nature and duties of the advisory committees.
Ironbridge Mezzanine Fund maintains an investment committee that, in practice, is merely a discussion panel used by the general partner. The partnership agreement specifically prohibits the limited partners and the members of the investment committee from participating in the management and operation of the partnership.
No indication of influence
Tell us the voting basis and decision-making capabilities of the advisory committees.
 There are no voting or decision-making capabilities of the investment committee. As provided in the partnership agreement, the investment committee can only “…offer guidance and make non-binding recommendations to the General Partner concerning Private Limited Partner issues…” In practice, the committee has never provided guidance or recommendations on any partnership matters of importance or that are significant. The partnership agreement provides that the investment committee “shall take no part in the control or management of the Partnership.”
No indication of influence
Tell us how you became a member of the advisory committees. Specify any minimum ownership requirements, and tell us whether all partners are members of the advisory committee.	A seat on the investment committee is awarded to any Limited Partner that chooses to participate.	No indication of Influence

Mr. Kevin Vaughn
Ms. Margaret Fitzgerald
August 14, 2006

SEC Comment #3	Management’s Response	Indication of Influence

Tell us whether you receive any financial or operating information as a committee member that non-member partners do not receive or receive at a later date.	A presentation package is provided to all eligible committee members (which includes all limited partners) prior to the meeting.	No indication of Influence

Conclusion

Within this industry, the mere lack of advance notice of capital calls and distributions typically indicates a lack of involvement with and control over a partnership. Although our ownership percentage may indicate that our interest is “more than minor” as described in EITF D-46, our analyses under FIN 35, SOP 78-9, and EITF 04-5 demonstrate that we do not control and cannot influence the partnership. We maintain that although our interest exceeds the percentage threshold set forth in EITF D-46, our interest is not “more than minor” within the guidance of SOP 78-9 and FIN 35. We do not have significant influence over the operations and financial policies of this partnership and, as a result, the cost method of accounting is appropriate.

Zero Stage Capital LP VI:

Background

We initially invested in this partnership in 1998 and hold an ownership interest of 10%. This partnership primarily invested in debt and equity securities. In 2003, the partnership valued its assets at zero and, accordingly, there is no capital remaining on the partnership’s balance sheet. As a result of this valuation adjustment, NewAlliance also wrote down the remaining investment balance to zero in 2003. There has not been any partnership activity within the partnership to be accounted for since 2003 and the partnership no longer provides financial information to the limited partners. The partnership is currently in receivership and we do not expect to receive any distributions upon liquidation. Although the limited partnership still exists, since 2003 there have been essentially no assets under management and there have not been any financial or operational activities subject to influence. Therefore, since 2003, accounting under the cost and equity methods for this investment have been identical. Nevertheless, our analysis of influence, and our conclusion that we have never had the ability to exert influence over the partnership, is set forth below.

Mr. Kevin Vaughn
Ms. Margaret Fitzgerald
August 14, 2006

The management of the partnership is governed by the partnership agreement that provides the general partner, Zero Stage Capital Associates VI, LLC, with total control of all business, operational and financial decisions.

Discussion

We have concluded that we do not have any influence over this investment and therefore account for the investment under the cost method of accounting. In making this determination we considered the following guidance:

•	EITF D-46: Accounting for Limited Partnership Investments and AICPA SOP 78-9: Accounting for Investments in Real Estate Ventures
•	FSP SOP 78-9-1: Interaction of ACIPA SOP 78-9 and EITF Issue No. 04-5
•	FIN 35: Criteria for Applying the Equity Method of Accounting for Investments in Common Stock (“FIN 35”)
•
EITF No. 04-5: Determining Whether a General Partner Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights and EITF No. 96-16: Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights

EITF D-46/ SOP 78-9 Analysis:

EITF D-46 provides that the SEC staff views investments of more than 3% to 5% to be more than minor and applies the provisions of SOP 78-9 to all partnership investments made after May 15, 1995. SOP 78-9 provides that

“a limited partner's interest may be so minor that the limited partner may have virtually no influence over partnership operating and financial policies. Such a limited partner is, in substance, in the same position with respect to the investment as an investor that owns a minor common stock interest in a corporation, and, accordingly, accounting for the investment using the cost method may be appropriate.”

We believe that our position in this partnership is materially less than that of an investor that owns a minor common stock interest in a corporation and, therefore, the cost method of accounting is appropriate. Generally, a shareholder of a corporation has the right to vote on shareholder matters, attend shareholder meetings and to vote for members of the board of directors. We do not have any voting rights arising from our investment in this partnership and we are prohibited by the partnership agreement from participating in the operations, financial policies, and affairs of management. Although the partnership is managed by a general partner instead of a board of directors, we do not have any rights to select directors of the corporate general partner. We are entitled to receive our pro rata share of profit and losses resulting from partnership operations but, as passive investors, we do not have any ability to participate in their allocation . These limited rights demonstrate that we have essentially no influence over the partnership. Moreover, these limited rights are insufficient to overcome the presumption of control by the general partner in the limited partnership. See our analysis pursuant to EITF No. 04-5 regarding presumption of control.

Mr. Kevin Vaughn
Ms. Margaret Fitzgerald
August 14, 2006

FIN 35 Analysis:

We have reviewed the examples within FIN 35, Criteria for Applying the Equity Method of Accounting for Investments in Common Stock, to analyze whether we may be unable to exert significant influence over the operating and financial policies by virtue of these examples:

•
Opposition by the Investee. Under the limited partnership agreement, we do not have the authority to influence, directly or indirectly, the general partner with respect to the management, operations and financial policies of the partnership, and we have never attempted to do so.

•
Agreement to surrender significant rights as a shareholder. The limited partnership agreement significantly restricts the rights of the limited partner investors in the partnership. The limited partners essentially do not have voting rights and have comparatively fewer rights than a holder of common stock in a corporation. Although stand-still agreements are not customary in investment limited partnerships, the limited partnership agreement contains restrictions on the ability of the limited partners to transfer their ownership interests, including a requirement to obtain the consent of the general partner. However, similar to a corporation, the withdrawal of a limited partner will cause the percentage ownership of all remaining limited partners to increase.

•	Concentration of Majority Ownership. There are many other smaller and larger limited partners in this partnership. To our knowledge, there is no concentration of majority ownership.

•
Ability to obtain financial information to apply the equity method. We cannot obtain, on a timely basis, appropriate partner-specific financial information in order to apply the equity method of accounting. Most often this information is received at least 60 to 90 days after a quarter or fiscal year-end. If we were to account for our investment using the equity method, we would be unable to effect valuation changes in the proper quarter.

•
Representation on the investees’ board of directors. The limited partnership is managed by a corporate general partner. The committee contemplated in the limited partnership agreement (discussed separately below) is not a replacement or substitute for a board of directors. The limited partners are prohibited from participating in the management or operation of the limited partnership. We do not have a director on the board of directors of the corporate general partner, we are not a stockholder of that entity, and we do not have a business relationship with the entity.

Mr. Kevin Vaughn
Ms. Margaret Fitzgerald
August 14, 2006

Because we cannot obtain financial information in sufficient time to properly apply the equity method of accounting, because we do not have a representative on a board of directors, and because there are restrictions on our rights, we believe that these are indications pursuant to FIN 35, paragraph 4, that we are unable to exert significant influence. Furthermore, FIN 35, paragraph 4, notes that the examples above are not all-inclusive. We have relied upon the following additional facts to reinforce our conclusion that we do not have the ability to exert significant influence over either the general partner or the limited partnership.

•	As indicated previously, we are unable to select, terminate, or set the compensation of management or any other personnel of the partnership;
•	We do not have any authority over the purchase and sale of partnership investments, including the timing of any such transactions;
•	We do not have any authority over any capital decisions of the partnership or the timing or amount of any distribution;
•	We do not receive advance notice of partnership distributions and generally only become aware of distributions only when we receive a check;
•	We do not participate in any decisions to call capital and we generally receive only a few days prior notice of capital calls;
•	We are unable to obtain timely estimated Form K-1 equivalent information on a quarterly or yearly basis; and
•	We are unable to obtain timely state tax apportionment information for tax accrual purposes.

EITF No. 04-5/ EITF No. 96-16 Analysis:

FSP SOP 78-9-1 amends portions of SOP 78-9 and specifically provides that the “guidance in EITF Issue No. 04-5 should be used to determine whether the rights of the limited partners overcome the presumption of control by the general partners.” This guidance does not address the application of the equity or cost method of accounting, but rather who controls a limited partnership. Although the guidance under EITF 04-5 does not directly apply to determining influence for accounting purposes, any indications of control could represent the ability to influence the partnership.

Guidance	Management’s Response	Indication of Influence

Par. 6 - 9, EITF 04-5: Substantive kick-out rights
Paragraph 6 provides that “[I]f the limited partners have…the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partners without cause…the general partners do not control the limited partnership.”

Pursuant to the partnership agreement, a limited partner has no rights to dissolve or liquidate the partnership or remove the general partner.
No substantive kick-out rights and therefore no indication of control/influence

Mr. Kevin Vaughn
Ms. Margaret Fitzgerald
August 14, 2006

Guidance	Management’s Response	Indication of Influence

Par. 6 & 16, EITF 04-5: Substantive Participating Rights
Substantive Participating Rights include:

  selecting, terminating, and setting the compensation of management responsible for implementing the limited partnership’s policies and procedures, and establishing operating and capital decisions of the limited partnership, including budgets, in the ordinary course of business.
a. Pursuant to the limited partnership agreement, we do not have any authority to approve or block any actions proposed by the general partner. We do not participate in selecting and terminating partnership management/personnel nor do we participate in setting management compensation.

b. Pursuant to the limited partnership agreement, we do not have any authority to initiate, approve or block any actions by the general partner with respect to operating and capital decisions of the limited partnership.

No indication of Substantive Participating Rights therefore no control/influence
Par. 19 of EITF 04-5: Other factors in evaluating Substantive Participating Rights
Factors to consider in evaluating substantive participating rights are:

• limited partnership agreement provisions,
• relationships between the general partner and limited partners,
• insignificant activity participation,
• participation in significant decisions in the ordinary course of business, and
• the right of the general partner to buy-out a limited partner.

a. Pursuant to the limited partnership agreement, the management and operation of the partnership rests exclusively with the general partner. The agreement expressly provides that limited partners will take no part in the control of the business of the partnership

No indication of Substantive Participating Rights therefore no control/influence

Mr. Kevin Vaughn
Ms. Margaret Fitzgerald
August 14, 2006

Guidance	Management’s Response	Indication of Influence

b. The general partner is an LLC unrelated to NewAlliance.

c. and d. We have not participated in insignificant activity or significant activity of the partnership and we do not have any rights to participate in such activities.

e. The general partner does not have the right to buy out our limited partnership interest pursuant to the partnership agreement.

Advisory Committee Authority Analysis:

SEC Comment #3	Management’s Response	Indication of Influence

Tell us the nature and duties of the advisory committees.
Zero Stage Capital maintained an advisory committee until 2003. Since 2003, this committee had not been in effect, in practice, because the partnership had not been profitable and is now in receivership.  During the period of time when the committee met, the general partner updated the committee members on the status of the partnership’s investments and its business and operations. The partnership agreement specifically prohibits the limited partners and the members of the advisory committee from participating in the management and operation of the partnership.
No indication of influence
Tell us the voting basis and decision-making capabilities of the advisory committees.
The advisory committee does not have any voting rights or decision-making authority. The committee does not have any authority to approve or disapprove estimates of valuations of partnership investments.
No indication of influence

Mr. Kevin Vaughn
Ms. Margaret Fitzgerald
August 14, 2006

SEC Comment #3	Management’s Response	Indication of Influence

Tell us how you became a member of the advisory committees. Specify any minimum ownership requirements, and tell us whether all partners are members of the advisory committee.	Membership on the advisory committee is available to any limited partner that elects to participate.	No indication of influence
Tell us whether you receive any financial or operating information as a committee member that non-member partners do not receive or receive at a later date.
The advisory committee has not met since 2003. Any information provided in advance of committee meetings in the past has been provided to all limited partners because each limited partner was also a member of the committee.

No indication of influence

Conclusion

Within this industry, the mere lack of advance notice of capital calls and distributions typically indicates a lack of involvement with and control over a partnership. Although our ownership percentage may indicate that our interest is “more than minor” as described in EITF D-46, our analyses under FIN 35, SOP 78-9, and EITF 04-5 demonstrate that we do not control and cannot influence the partnership. We maintain that although our interest exceeds the percentage threshold set forth in EITF D-46, our interest is not “more than minor” within the guidance of SOP 78-9 and FIN 35. We do not have significant influence over the operations and financial policies of this partnership and, as a result, the cost method of accounting is appropriate.

Although we have concluded that we do not have influence over this partnership, our public disclosures with respect to accounting for this investment would not have changed if the investment had been accounted for under the equity method instead of the cost method of accounting.

NewAlliance acknowledges that:

•	Management is responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Kevin Vaughn
Ms. Margaret Fitzgerald
August 14, 2006

•	Management of the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to me in the enclosed postage prepaid envelope.

If you require any additional information concerning the Annual Report on Form 10-K, please call me at (203) 789-2767.

Thank you for your attention to this matter.

NEWALLIANCE BANCSHARES, INC.

By: /s/ Merrill B. Blanksteen
Merrill B. Blanksteen
Executive Vice President
and Chief Financial Officer

CC:     Ms. Peyton R. Patterson
           Chairman, President and CEO
           Mr. Mario L. Solari
           William W. Bouton III, Esq.